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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



(Check one):
[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q   [ ] Form N-SAR



     For Period Ended: December 31, 1997



         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended:____________________________________

                        Commission File Number: 1-11707

Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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
PART I   - REGISTRANT INFORMATION


               DESIGNER HOLDINGS LTD.
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Full Name of Registrant


               Not applicable
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Former Name if Applicable


               1385 Broadway
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Address of Principal Executive Office (Street and Number)


               New York, NY   10018
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City, State and Zip Code


PART II   -   RULES 12-b - 25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [x]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report for Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III   -   NARRATIVE

Designer Holdings Ltd., a Delaware corporation ("Designer Holdings"), and Designer Finance Trust, a Delaware statutory business trust (the "Trust"), have requested by letter dated March 30, 1998 (the "no-action request") to the Office of Chief Counsel, Division of Corporation Finance (the "Division"), Securities and Exchange Commission (the "Commission"), an order, pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), exempting Designer Holdings and the Trust from the periodic reporting requirements of the Exchange Act and the rules and regulations of the Commission thereunder or, in the alternative, confirmation from the staff of the Division (the "Staff"), that the Division will raise no objection and will not recommend enforcement action to the Commission if Designer Holdings and the Trust do not comply, as separate registrants, with such periodic reporting requirements. On March 31, 1998, The Warnaco Group, Inc., the parent company of Designer Holdings, was advised by outside counsel that, while the Staff had confirmed orally its agreement with the no-action request, a formal written response would not be available prior to the prescribed filing date for Designer Holdings' annual report on Form 10-K (the "Form 10-K") for the year ended December 31, 1997, but should be available prior to the fifteenth calendar day following such prescribed filing date (the "extended filing date"). Accordingly, if the Staff does not provide such written response prior to the extended filing date, Designer Holdings will file the Form 10-K on such date.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

               Stanley P. Silverstein                       212-370-8455
               Vice President
               DESIGNER HOLDINGS LTD.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registration was required to file such reports been filed?

               If answer if no, identify report(s).

                                           Yes [ x ]        No  [  ]



         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           Yes [   ]        No  [ x ]

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DESIGNER HOLDINGS LTD.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1998                        By: /s/ Stanley P. Silverstein
                                              --------------------------
                                               Stanley P. Silverstein
                                               Vice President
                                               DESIGNER HOLDINGS LTD.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).